DAMA Engineering Inc.

Ankaralılar Caddesi 2562 Sokak 1/14A, Ankara-Turkey

Gediktepe Project - Balıkesir Province, Turkey

Certificate of Qualified Person

Metin Alemdar, M.Sc., MIMMM

I, Metin Alemdar, M.Sc., MIMMM, do hereby certify that I am a Principal for DAMA Engineering Inc. Ankaralılar Caddesi 2562 Sokak 1/14A, Ankara-Turkey

1. I graduated with a Degree of Bachelor of Science in Mining Engineering (1983) and with a degree of Master of Science in Geotechnical Engineering Department of University of Newcastle Upon Tyne (1985, Newcastle, England).

2. I am Certified Professional Engineer (IOM3- 677303) with the Institute of Materials, Minerals and Mining.

3. I have practiced my profession continuously since 1985. I am mining engineer with over 36 years of experience in design, implementation, and project management of mineral processing plants. Additionally, I have experience in various open pit mining and design and optimization studies of different minerals.

4. I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

5. I am responsible for the preparation of Section 1, 2, 6, 18, 19, 20, 23, 25, 26 of the "Gediktepe Project

- Balıkesir Province, Turkey, NI 43-101 Royalty Technical Report " dated March 21, 2022 ("The Technical Report"), with an effective date of February 1, 2022. I have visited the Gediktepe Project.

6. I have not had any prior involvement with the property that is the subject of the Technical Report.

7. I am independent of EMX applying all of the tests in Section 1.5 of NI 43-101.

8. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9. As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of the Technical Report that I am responsible for contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

March 21, 2022

Original signed and sealed by